SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsa de Comercio de Buenos Aires on February 9, 2026.

By letter dated February 9, 2026, the company reported that in compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

1. Results of the fiscal year	in million ARS
	12/31/2025	12/31/2024
Results of the fiscal year (Six month period)	193,932	(28,851)
Attributable to:
Shareholders of the controlling company	74,448	(25,103)
Non-controlling interest	119,484	(3,748)

2. Other comprehensive income for the fiscal year	in million ARS
	12/31/2025	12/31/2024
Other comprehensive income for the fiscal year (Six month period)	33,024	(111,993)
Attributable to:
Shareholders of the controlling company	11,659	(40,280)
Non-controlling interest	21,365	(71,713)

3. Total comprehensive income for the fiscal year	in million ARS
	12/31/2025	12/31/2024
Total comprehensive income for the fiscal year (Six month period)	226,956	(140,844)
Attributable to:
Shareholders of the controlling company	86,107	(65,383)
Non-controlling interest	140,849	(75,461)

4. Equity details	in million ARS
	12/31/2025	12/31/2024
Share Capital	647	596
Treasury shares	2	72
Comprehensive adjustment of capital stock and of treasury shares	324,980	325,109
Warrants	17,008	27,750
Share Premium (i)	444,133	408,280
Premium for trading of treasury shares	(46,473)	(35,794)
Legal Reserve	54,826	49,392
Special Reserve (Resolution CNV 609/12)	300,751	298,655
Cost of treasury share	(2,161)	(12,816)
Conversion reserve	(18,934)	(52,044)
Reserve for securities issued by the Company acquisition	3,126	3,126
Other reserves Retained earnings (i)	(32,361) 58,091	844 (46,672)
Shareholders’ Equity attributable to controlling company’s shareholders	1,103,635	970,433
Non-controlling interest	1,503,300	1,211,069
Total shareholder's equity	2,606,935	2,181,502

(i) Within the framework of the analysis and review of certain accounting records related to shareholders’ equity, the Company’s Management detected, as of June 30, 2025, an error in the calculation of the inflation adjustment of the share premium related to the exercise of warrants carried out during the fiscal years ended June 30, 2024, 2023, and 2022. As a result, the previously issued financial statements were retroactively restated with respect to the exercise of warrants, recognizing a positive adjustment (gain).

Pursuant to Article 63 Section l) 6) and 8) of the referred Regulations, we report that as of the closing date of the financial statements, the Company’s capital stock was ARS 648,742,437 (including treasury shares) whose shareholding composition is divided into 631,844,155 registered, non-endorsable ordinary shares with a par value of ARS 1 each and entitled to 1 vote each, issued and duly registered, and 16,898,282 registered, non-endorsable ordinary shares with a par value of ARS 1 each and entitled to 1 vote each, pending registration. Total shares outstanding is 648,686,092.

The Company's market capitalization as of December 31, 2025, was approximately USD  819.4 million (64,874,243 ADS with a price per ADS of USD  12.63).

As of December 31, 2025, the Company’s principal shareholder and beneficial owner is Eduardo Sergio Elsztain. Direct or indirectly,  through the vehicles Inversiones Financieras del Sur S.A (IFISA) and Consultores Venture Capital Uruguay S.A.(CVCU), owns 233,323,903 shares, accounting for 35.97% of the share capital (net of treasury shares). Eduardo Sergio Elsztain is domiciled at Bolivar 108, 1st floor, Buenos Aires City Center, IFISA is a company incorporated and domiciled at Calle 8, km 17,500, Edificio Zonamérica 1, local 106, Montevideo, Uruguay and CVCU is a company incorporated and domiciled at Calle 8, km 17,500, Edificio Zonamérica 1, local 106.

In addition, we report that as of December 31, 2025, after deducting direct and indirect Eduardo Sergio Elsztain's interest through IFISA and CVCU, and the treasury shares, the remaining shareholders held 415,362,189 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share, accounting for 64.03% of the issued and subscribed capital stock (substracting treasury shares).

It should be considered that in March 2021 the company increased its share capital by 90 million shares. For each subscribed share, each shareholder received at no additional cost 1 warrant, that is, 90 million warrants were issued. The warrants expire on March 10, 2026 and are listed on the Buenos Aires Stock Exchange under the symbol “CRE3W” and on the NASDAQ under the symbol “CRESW”. As of today, the number of warrants outstanding is 49,708,631.

In the case that all warrants were converted, the number of shares issued and subscribed would increase to 725,378,232. We also inform that if the group of control were to exercise its warrants like the rest of the shareholders, its stake would increase by 54,180,612 ordinary shares, which would mean a 39.64% stake on the share capital, that is, 287,504,515 shares.

Below are the highlights for the Second Quarter of the Fiscal Year ended  December 31, 2025:

●
Net income for the first half of fiscal year 2026 reached ARS 193,932 million, compared to a loss of ARS 28,851 million in the same period of 2025. This result was mainly driven by the gain from changes in the fair value of IRSA investment properties.

●
Adjusted EBITDA for the period totaled ARS 137,967 million, 19.0% lower than in the same period of 2025. Adjusted EBITDA from the agribusiness segments amounted to ARS 15,350 million, while the urban properties and investments business (through IRSA) contributed ARS 132,333 million.

●
The 2026 regional agricultural campaign is progressing with good weather conditions and stable international commodity prices, although still at historically low levels. We planted 316,000 hectares in the region, 5.8% more than 2025 campaign.

●
In Argentina, we achieved a record wheat harvest, while summer crops are developing under some weather-related challenges—mainly lack of rains in certain areas—although with signs of improvement in recent weeks.

●
The livestock business continues to benefit from firm prices and strong margins, driven by stronger international demand and a domestic market aligned with this trend.

●     During the quarter and subsequently, we issued Series L and Series LI Notes in the local market for a total amount of USD 117.2 million.

●     On November 7, 2025, we distributed a dividend of ARS 93,782 million, consisting of ARS 65,080 million in cash and ARS 28,702 million in IRSA shares (~8% dividend yield).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
February 9, 2026
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